# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Big Digital Energy, Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,545,221; sole dispositive power 0; shared dispositive power 3,545,221; aggregate amount beneficially owned 3,545,221 (46.4% of the class)
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 8,000; shared voting power 3,545,221; sole dispositive power 8,000; shared dispositive power 3,545,221; aggregate amount beneficially owned 3,553,221 (46.5% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 85,000; shared voting power 1,995,221; sole dispositive power 85,000; shared dispositive power 1,995,221; aggregate amount beneficially owned 2,080,221 (27.2% of the class)
- PM Squared, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,009,288; sole dispositive power 0; shared dispositive power 2,009,288; aggregate amount beneficially owned 2,099,288 (26.3% of the class)
- Phillip Stanley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,009,288; sole dispositive power 0; shared dispositive power 2,009,288; aggregate amount beneficially owned 2,009,288 (26.3% of the class)
- Six Thirty AI, LLC (CIK 0000000000): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,995,221; sole dispositive power 0; shared dispositive power 1,995,221; aggregate amount beneficially owned 1,995,221 (26.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Big Digital Energy, Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Comment: The following constitutes Amendment No.10 to the Schedule 13D filed by the undersigned ("Amendment No. 1""). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Endeavor Blockchain, LLC, an Arkansas limited liability company ("Endeavor Blockchain"), with respect to the Shares directly and indirectly beneficially owned by it as a member of Six Thirty AI; (ii) Joshua Kilgore ("Mr. Kilgore") as the Managing Member of Endeavor Blockchain and Six Thirty AI and with respect to the Shares directly beneficially owned by him; (iii) Cody Smith ("Mr. Smith") with respect to the Shares directly and indirectly beneficially owned by him as a Managing Member of Six Thirty AI; (iv) PM Squared, LLC (DBA PM Squared Financial), a Texas limited liability company ("PM Squared"), with respect to the Shares directly and indirectly beneficially owned by it as a member of Six Thirty AI; (v) Phillip Stanley ("Mr. Stanle""), as a Managing Member of PM Squared and Six Thirty AI, and (vi) Six Thirty AI, LLC, a Texas limited liability company, formerly known as Big Digital Energy, LLC ("Six Thirty AI") with respect to the Shares directly and beneficially owned by it. Six Thirty AI is owned by Endeavor Blockchain, PM Squared and Rightway Ground, LLC, which is wholly-owned by Mr. Smith. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address for Endeavor Blockchain and Mr. Kilgore is 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903. The principal business address for PM Squared and Mr. Stanley is 3117 Marquita Dr. Fort Worth Texas 76116. The principal business address for Mr. Smith is 5473 Blair Rd. STE 100 Dallas TX 75231. The business address for Six Thirty AI is 3801 Bent Elm Lane, Fort Worth, Texas 76109.
Present principal occupation or employment: The principal business of Endeavor Blockchain is to invest in businesses that own and operate Digital Asset mining infrastructure, and AI/High Performance computer assets. The principal business of PM Squared is building, owning, and operating Digital asset mining, AI, and HPC assets. The principal business of Mr. Kilgore is serving as the managing member of Endeavor Blockchain. The principal business of Mr. Smith is serving as a Partner and co-founder of Six Thirty.AI. The principal business of Mr. Stanley is serving as the managing member of PM Squared and Six Thirty AI. The principal business of Six Thirty AI is building, owning and operating Digital asset mining, AI, and HPC assets..
Criminal convictions in the last five years: No Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Endeavor Blockchain is organized under the laws of the State of Arkansas. PM Squared is organized under the laws of the State of Texas. Messrs. Kilgore, Smith and Stanley are citizens of the United States of America. Six Thirty AI is organized under the laws of the State of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to read as follows:

The Series D Convertible Preferred Stock (the "Series D") and underlying Shares of the Issuer were purchased by Six Thirty AI with funds borrowed from YA II PN, LTD, an investor otherwise unaffiliated with the Issuer, for the purpose of acquiring the Series D. See Item 4 for additional information. The aggregate purchase price of the 16,700 shares of Series D beneficially owned by Six Thirty AI is 90% of the face amount of $16,700,000, or $15,030,000.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to add the following: On June 30, 2026, Six Thirty AI purchased in a private placement 16,700 shares of the Issuer's Series D Convertible Preferred Stock ("Series D") with funds borrowed by Six Thirty AI from YA II PN, LTD, an investor otherwise unaffiliated with the Issuer. Six Thirty AI has the right to convert the Series D into Shares within 60 days of the date of this Amendment No. 10 to Schedule 13D. The Series D and underlying Shares are pledged to YA II PN, LTD pursuant to a Loan and Guaranty Agreement dated June 30, 2026, and related agreement, and the Series D are exchangeable for the borrowed funds. The Conversion Price floats (95% of lowest daily VWAP in the five trading days prior to notice of conversion, with a floor price of $1.80 (20% of the closing price immediately prior to the initial closing), but there is a 19.99% cap on conversion until shareholder approval is obtained. The floating Conversion Price is otherwise subject to the terms and conditions established in the Certificate of Designations for the Series D Convertible Preferred Stock. Assuming the daily VWAP of a Share as of June 30, 2026 ($8.81) is used to calculate the Conversion Price, the Series D Convertible Preferred Stock would convert into 1,995,221 Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 7,643,972 Shares outstanding as of June 30, 2026, which is the total number of Shares outstanding on a fully diluted basis including 1,995,221 Shares issuable upon conversion of the Series D. See rows (11) and (13) of the cover pages to this Amendment No. 10 for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Amendment No. 10 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not own directly or through a wholly-owned entity. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not own directly or through a wholly-owned entity. The Reporting Persons own an aggregate of 3,652,288 Shares, representing 47.8% of the Shares outstanding on a fully diluted basis, as of June 30, 2026. Excluding any Shares issuable upon conversion of the Series D, the Reporting Persons own an aggregate of 1,657,067 Shares, representing 30.0% of the Shares outstanding, which remains unchanged from the amount reported in Amendment No. 9 to Schedule 13D on June 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 9 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On June 30, 2026, Six Thirty AI purchased in a private placement 16,700 shares of Series D Convertible Preferred Stock of the Issuer at a purchase price of 90% of the face amount of $16,700,000 ($1,000 per share of Series D), or $15,030,000,
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Joint Filing Agreement dated July 2, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement dated July 2, 2026
Exhibit 99.2 Loan and Guaranty Agreement between Six Thirty AI, LLC and YA PN II, LTD
Exhibit 99.3 Letter Agreement dated June 30, 2026, by and among Six Thirty AI, LLC, YA PN II LTD, and Big Digital Energy, Inc.
Exhibit 99.4 Pledge Agreement dated June 30, 2026, by and between Six Thirty AI, LLC and YA PN II LTD
Exhibit 99.5 Pledge and Security Agreement dated June 30, 2026, by and between Six Thirty AI, LLC and YA PN II LTD

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (07/02/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (07/02/2026)
- Cody Smith: Cody Smith, Individual (07/02/2026)
- PM Squared, LLC: Philip Stanley, Managing Member (07/02/2026)
- Phillip Stanley: /s/ Phillip Stanley, Individual (07/02/2026)
- Six Thirty AI, LLC: /s/ Cody Smith, Manager (07/02/2026)